Exhibit 11.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Offering Circular constituting a part of this Offering Statement on Form 1-A, as it may be amended, of our Independent Auditor’s Report dated May 3, 2022 relating to the consolidated financial statements of Collectable Sports Assets, LLC (the “Company”), which comprise the balance sheets on a consolidated basis and for each listed Series of the Company as of December 31, 2021 and 2020, and the related consolidated statements of operations, changes in members’ equity, and cash flows on a consolidated basis and for each listed Series of the Company, and the related notes to the consolidated financial statements for the year ended December 31, 2021 and for the period from January 16, 2020 (Inception) through December 31, 2020.

/s/ Frazier & Deeter, LLC

Atlanta, Georgia

July 19, 2022